Exhibit 99.2

CELLEBRITE DI LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Cellebrite DI Ltd. (the “Company”), hereby nominate, constitute and appoint Ms. Dana Gerner, Chief Financial Officer of the Company and Ms. Avital Futterman, VP Legal Affairs & General Counsel, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value of NIS 0.00001 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, on Monday, November 29, 2021, at 6:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated October 21, 2021, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Tuesday, October 26, 2021, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1a: To approve and ratify the election of Nadine Baudot-Trajtenberg as an external director of the Company, for a period of three years.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder in the Company (as defined in the Proxy Statement), or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal No. 1.a, excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder? (Please note: If you do not mark either “Yes” or “No”, your shares will not be voted for Proposal No. 1.a).

☐ YES	☐ NO

Proposal 1b: To approve and ratify the election of Dafna Gruber as an external director of the Company, for a period of three years.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder in the Company (as defined in the Proxy Statement), or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal No. 1.b, excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder? (Please note: If you do not mark either “Yes” or “No”, your shares will not be voted for Proposal No. 1.b).

☐ YES	☐ NO

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

Date: __________, ____
Signature of Shareholder

Date: __________, ____
Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.